Exhibit 12.1

                            AMERADA HESS CORPORATION
                       Ratio of Earnings to Fixed Charges
                                 (in thousands)

                                                           Six Months                      Years Ended December 31,
                                                           Ended June       ----------------------------------------------------
                                                            30, 2001        2000        1999        1998        1997        1996
                                                           ----------       ----        ----        ----        ----        ----
Earnings

   Consolidated income before income taxes                $1,113,516     $1,671,684   $701,809   $(514,111)   $126,585   $1,013,944

   Fixed charges (excluding capitalized interest)            103,711        203,950    195,713     192,838     182,632      209,517
   Amortization of capitalized interest                        8,755         18,310     19,362      19,189      22,821       27,099
   Minority interest in consolidated subsidiary with
     fixed charges                                            45,268         42,479     34,917       5,117       5,141           --

   Less: Earnings of equity investees                        (54,840)      (128,315)    (9,074)     29,844     (31,525)     (25,084)
   Distributed earnings of equity investees                       --          9,715     16,176       3,586       2,086        2,086
                                                          ----------     ----------   --------   ---------    --------   ----------
        Total earnings (deficit)                          $1,216,410     $1,817,823   $958,903   $(263,537)   $307,740   $1,227,562
                                                          ==========     ==========   ========   =========    ========   ==========

Fixed Charges

   Interest expensed                                          81,105        162,467    158,222     152,934     136,149      165,501
   Interest capitalized                                           --          2,989     15,754      23,559      10,284           --
                                                          ----------     ----------   --------   ---------    --------   ----------

        Total interest incurred (including
          amortization of debt discount)                      81,105        165,456    173,976     176,493     146,433      165,501

   Portion of rent expense representative of
     interest (a)                                             22,606         41,483     37,491      39,904      46,483       44,016
                                                          ----------     ----------   --------   ---------    --------   ----------

        Total fixed charges                               $  103,711     $  206,939   $211,467   $ 216,397    $192,916   $  209,517
                                                          ==========     ==========   ========   =========    ========   ==========

Ratio of earnings to fixed charges                              11.7            8.8        4.5       (b)           1.6          5.9
                                                          ==========     ==========   ========   =========    ========   ==========

(a)  Represents management's estimate of the interest portion of rent expense.
(b) In 1998, fixed charges of $216,397 combined with a deficit of $263,537 result in a deficiency of $479,934 in the ratio of earnings to fixed charges. The 1998 loss included special items of $284,679, including $237,000 for impairment of assets and operating leases, $25,679 for losses on asset sales and $22,000 for severance.